Exhibit 99.1

Press Release	For Immediate Release
Date: May 11, 2015

GLEN BURNIE BANCORP
RELEASES 1Q 2015 EARNINGS

GLEN BURNIE, MD (May 11, 2015) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the first quarter.

The company realized net income of $380,000 or $0.14 basic earnings per share in the quarter ended March 31, 2015 as compared to net income of $473,000 or $0.17 basic earnings per share for the same period in 2014.

Net interest income after provision for credit losses in the first quarter was $2,710,000 as compared to $3,049,000 in 2014. Total assets were $402,077,000 as of March 31, 2015 compared to $394,630,000 at December 31, 2014. Deposits were $346,571,000 as of March 31, 2015 compared to $338,877,000 at December 31, 2014.  Loans, net of allowance, were $268,233,000 as of March 31, 2015 compared to $273,986,000 at December 31, 2014.

“The first quarter financials continue to reflect the low interest rate environment and slow recovering economy,” said Michael G. Livingston, President and Chief Executive Officer. “To improve the Bank’s financial performance we have added SBA solutions to our business loan products. Also, we plan to expand our mortgage products and are teaming with an experienced third party vendor to meet the needs of our customers and the community. We will continue to update technology to increase delivery channels to our customers and increase efficiency of our internal processes.  We also have hired TMH Agency to expand and improve marketing and strengthen the branding of our Bank.”

On April 8, 2015 Glen Burnie Bancorp paid a regular dividend of ten cents ($0.10) per share of common stock to shareholders of record at the close of business on March 27, 2015 marking the company’s 91st consecutive dividend.

Glen Burnie Bancorp will host its Annual Meeting of Stockholders May 14, 2015 at the Bank’s Glen Burnie Branch in Glen Burnie, Maryland.  Registration opens at 1:30 p.m. and the meeting will begin at 2:00 p.m.

Glen Burnie Bancorp is the parent company of The Bank of Glen Burnie®. Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County.  (thebankofglenburnie.com)

# # #

Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Contact: Michael G. Livingston, President & CEO
Phone: 410-768-8858
Email: MGLivingston@bogb.net

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)	(audited)
	March	December
	31, 2015	31, 2014
Assets

Cash and due from banks	$6,247	$7,101
Interest bearing deposits	6,136	2,155
Federal funds sold	5,058	4,024
Investment securities	97,316	87,993
Loans, net of allowance	268,233	273,986
Premises and equipment at cost, net of accumulated depreciation	3,632	3,671
Other real estate owned	45	45
Other assets	15,410	15,655
Total assets	$402,077	$394,630

Liabilities and Stockholders’ Equity

Liabilities:
Deposits	$346,571	$338,877
Long-term borrowings	20,000	20,000
Other liabilities	1,367	1,922
Total liabilities	367,938	360,799

Stockholders’ equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding March 31, 2015 2,764,458;
December 31, 2014 2,760,964 shares	2,764	2,761
Surplus	9,890	9,854
Retained earnings	21,216	21,113
Accumulated other comprehensive loss, net of tax benefits	269	103
Total stockholders’ equity	34,139	33,831

Total liabilities and stockholders’ equity	$402,077	$394,630

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	(unaudited)
	2015	2014

Interest income on
Loans, including fees	$2,943	$3,106
U.S. Treasury securities	27	-
U.S. Government agency securities	183	216
State and municipal securities	302	330
Other	25	23
Total interest income	3,480	3,675

Interest expense on
Deposits	462	430
Long-term borrowings	158	158
Total interest expense	620	588

Net interest income	2,860	3,087

Provision for credit losses	150	38

Net interest income after provision for credit losses	2,710	3,049

Other income
Service charges on deposit accounts	105	124
Other fees and commissions	170	171
Other non-interest income	10	4
Income on life insurance	54	55
Gains on investment securities	199	79
Total other income	538	433

Other expenses
Salaries and employee benefits	1,668	1,677
Occupancy	214	222
Other expenses	937	1,016
Total other expenses	2,819	2,915

Income before income taxes	429	567

Income tax expense	49	94

Net income	$380	$473

Net income per share of common stock	$0.14	$0.17

Weighted-average shares of common stock outstanding	2,764,129	2,750,603